September 6, 2011

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Laura Hatch

Re: Annual Reports for the follow Putnam Funds (the “Funds”)

Putnam Absolute 100 Fund	Putnam Asia Pacific Equity Fund
Putnam Absolute 300 Fund	Putnam Asset Allocation: Equity Portfolio
Putnam Absolute 500 Fund	Putnam Global Sector Fund
Putnam Absolute 700 Fund	Putnam New Jersey Tax Exempt Income Fund
Putnam Capital Spectrum Fund	Putnam Multi-Cap Core Fund
Putnam Equity Spectrum Fund

Dear Ms. Hatch:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on August 16, 2011 regarding the Funds’ annual reports to shareholders.

For convenience of reference, I have summarized the Commission Staff’s comment before the response by the applicable Fund(s).

1. Comment: In the annual reports for Putnam Absolute 100, 300, 500 & 700 Funds, Putnam Asia Pacific Equity Fund and Putnam Asset Allocation: Equity Portfolio, the funds hold Level 3 securities but do not present a Level 3 rollforward. Please explain.

Response: For each fund, at each period end, the market value of Level 3 securities held at the beginning and end of each period are compared to the fund’s respective net assets on those dates. If the Level 3 securities represent 5% or greater of net assets at either the beginning or end of the period, a rollforward will be completed. If the Level 3 securities represent less then 5% of net assets, they are not considered significant and disclosure noting this will be made. For each of the funds reviewed, the Level 3 investments were less than or equal to 0.6% of net assets and the following statement was included in each report: “At the start and/or close of the reporting period, Level 3 investments in securities were not considered a significant portion of the fund’s portfolio.”

U.S. Securities and Exchange Commission	- 2 -	September 6, 2011

2. Comment: In the annual reports for Putnam Absolute 100, 300, 500 & 700 Funds, Putnam Asia Pacific Equity Fund and Putnam Asset Allocation: Equity Portfolio, there did not appear to be any disclosure of transfers between Level 1 and 2 and Level 2 and 3. Please explain.

Response: At the reporting period, transfers between Level 1 and 2 are reviewed for each of the Putnam Funds. For funds that invest in equity securities whose markets and exchanges are outside the United States and close prior to the close of the New York Stock Exchange, language is included in the security valuation note stating that changes to foreign equity security prices relating to events that occurred after the close of a respective foreign market will be considered a Level 1 to Level 2 transfer. When a fund’s foreign securities have been adjusted for these types of events, the following statement will be added to the disclosure: “At period end, fair value pricing was used for certain foreign securities in the portfolio.” Any other type of transfer between Level 1 and Level 2 that is greater than 5% of net assets will be disclosed separately. For the funds mentioned, there were no other transfers between Level 1 and Level 2.

For the funds mentioned, Level 3 securities were not considered significant at the beginning or end of the reporting period, pursuant to our response above, so no rollforward was presented.

3. Comment: In the prospectus for Putnam Global Sector Fund and Putnam Multi Cap Core Fund, the 3, 5 and 10 year example figures could not be recalculated based on the information in the expense table. Please explain.

Response: For each of those funds, included in the “Other expenses” line item in the expense table are non recurring offering costs, which are accrued over a one year period. These fees need to be excluded after the first year when calculating the example figures.

I believe that this letter addresses the Commission Staff’s comments. Please also find attached as Appendix A certain representations by an officer of the Funds. Should you have any further questions, please do not hesitate to call me at (617) 760-5027. Thank you for your assistance.

Very truly yours,

/s/Kevin Blatchford

Kevin Blatchford
Senior Manager, Financial Reporting

U.S. Securities and Exchange Commission	- 3 -	September 6, 2011

Appendix A

Re: Annual Reports to Shareholders of The Putnam Funds (the “Funds”)

Reference is made to the Annual Reports to Shareholders and to the attached letter from an officer of Putnam Investments. As requested, we acknowledge the following: (i) the comments of the Commission’s Staff with respect to the filing, and this response, do not foreclose the Commission or its Staff from taking any action with respect to the filing; (ii) should the Commission or its Staff not take any action with respect to the filing, it does not relieve a Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) should the Commission or its Staff not take any action with respect to the filing, the Fund may not assert this as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Very truly yours,

/s/ Robert R. Leveille

Robert R. Leveille
Vice President and Chief Compliance Officer
The Putnam Funds

September 6, 2011

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